UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Acorda Therapeutics, Inc.

File Nos. 333-128827 & 000-50513 - CF#31089

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   Acorda Therapeutics, Inc. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits to a Form 10-Q filed on May 9, 2011 and Exhibits to Form S-1 filed October 5, 2005, including Exhibits 10.23 and 10.25 to Form S-1 filed October 5, 2005, as modified by the same contracts refiled with fewer redactions as Exhibits 10.1 and 10.2 to Form 10-Q filed May 9, 2014.

   Based on representations by Acorda Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15 to Form S-1 filed October 5, 2005	through May 6, 2017
Exhibit 10.18 to Form S-1 filed October 5, 2005	through May 6, 2017
Exhibit 10.19 to Form S-1 filed October 5, 2005	through May 6, 2017
Exhibit 10.20 to Form S-1 filed October 5, 2005	through May 6, 2017
Exhibit 10.23 to Form S-1 filed October 5, 2005	through May 6, 2017
Exhibit 10.1 to Form 10-Q filed May 9, 2014	through May 6, 2017
Exhibit 10.25 to Form S-1 filed October 5, 2005	through May 6, 2017
Exhibit 10.2 to Form 10-Q filed May 9, 2014	through May 6, 2017
Exhibit 10.26 to Form S-1 filed October 5, 2005	through May 6, 2017
Exhibit 10.27 to Form S-1 filed October 5, 2005	through May 6, 2017
Exhibit 10.59 to Form 10-Q filed May 9, 2011	through May 6, 2017
Exhibit 10.60 to Form 10-Q filed May 9, 2011	through May 6, 2017

   For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

        Kevin M. O'Neill
        Deputy Secretary